Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Air Canada adjusts domestic Canada and transborder U.S. fares in response to record high fuel prices

    MONTREAL, April 11 /CNW Telbec/ - Air Canada today announced it has adjusted fares to reflect additional operating costs in response to record high fuel prices. The fare increase, effective on tickets issued beginning today, applies to most fare types including published, web and other special fares for travel on Air Canada and Air Canada Jazz within Canada and between
Canada and the United States.
    Base fares for flights within Canada have been increased each way by $6 on short haul flights up to 300 miles (483 kms), $8 on medium haul flights between 301-1,000 miles (484-1,609 kms), and $10 on long haul flights of
1,001 miles (1,611 kms) and more.
    Base fares for flights between Canada and the United States have been increased each way by $6 (USD $5) on short haul flights up to 750 miles
(1,207 kms), $8 (USD $7) on medium haul flights between 751-1500 miles
(1,209-2,414 kms), and $10 (USD $8) on long haul flights of 1,501 miles
(2,416 kms) and more.
    The cost of fuel is the second largest operating expense for airlines after labour. In January 2004, Air Canada led the Canadian industry by incorporating fuel surcharges into domestic Canada fares. The airline will continue to monitor fuel prices closely and adjust fares accordingly.
    %SEDAR: 00020954EF          %CIK: 0001002819

    /For further information: Isabelle Arthur (Montréal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; AIR CANADA JAZZ

CNW 08:00e 11-APR-06